eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

April 26, 2013

Via EDGAR and Fax (202-772-9202)

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington D.C. 20549

Attention:	Mr. Andrew D. Mew
Mr. Jarrett Torno
Ms. Donna Di Silvio

Re:	eBay Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 1, 2013
File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated April 12, 2013 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the document listed above (the “2012 Form 10-K”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which comments are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Results of Operations, page 59

1.	We note your disclosure on page F-38 that $605 million of your $3,084 million, or 19.6%, of your pretax income was attributable to the U.S. as compared to rest of the world. We also note your disclosure on page F-20 that $6,778 million of your $14,072 of net revenues, or 48.2%, was attributable to the U.S. as compared to the rest of the world. Furthermore, we note your disclosure on page 67 that your provision for income taxes differs from the provision computed by applying the U.S. federal statutory rate of 35% due primarily to lower tax rates associated with certain earnings from your operations in certain lower-tax jurisdictions outside the U.S. Please include a discussion of the reasons, if any, for the significant difference between the amount of the relative pretax earnings and revenues attributable to the U.S. as compared to the rest of the world.

Company response:

There are several reasons for the differences between the relative amounts of our pretax earnings and revenues attributable to the U.S. as compared to the rest of the world.

First, the difference is impacted by our GSI business segment, which was added upon our acquisition of GSI Commerce, Inc. (“GSI”) in June 2011 and which has substantially all of its operations in the U.S. As evident in “Note 5 – Segments” in the Notes to Consolidated Financial Statements in the 2012 Form 10-K, the GSI business segment has substantially lower margins than our Marketplaces and Payments business segments. Accordingly, GSI is a factor in causing our U.S. pretax earnings as a percentage of U.S. revenues to be lower than our non-U.S. pretax earnings as a percentage of non-U.S. revenues.

Second, we note that a disproportionate amount of our expense relating to stock-based compensation is recorded in the U.S. as the related employees are based in the U.S. Similarly, a disproportionate amount of expense relating to amortization of acquired intangible assets is recognized in the U.S. based on the relative mix of intangibles relating to U.S. acquisitions versus non-U.S. acquisitions. See “Note 16 – Stock-Based and Employee Savings Plans” and “Note 4 – Goodwill and Intangible Assets,” respectively, in the Notes to Consolidated Financial Statements in the 2012 Form 10-K.

Third, even though the relative profitability of our U.S. and international operations is not a basis on which we manage our business, some of our international operations are more profitable than our U.S. operations, with higher gross margins in certain non-U.S. geographies for some of our product offerings within our Marketplaces and Payments businesses.

Finally, as a U.S.-based company, overhead relating to our corporate operations more significantly impacts our U.S. pretax income.

Provision for Transaction and Loan Losses, page 66

2.

Reference is made to your January 16, 2013 investor call and your disclosure on page 33 of rates at which receivables were charged off as uncollectible and the potential reasons for changes in the nonpayment rate among Bill Me Later users. It is our understanding that you may make modifications to your Bill Me Later loan portfolio acceptable risk parameters to drive both higher conversion at your client sites and a growing loan portfolio. Please tell us what consideration was given to including disclosure of and the reasons for any modifications you have made to your Bill Me Later loan portfolio acceptable risk parameters, if any, and the impact or potential impact on the associated accrual and charge-off rates of related receivables. In this regard, we note your provision for transaction and loan loss expense was four percent of revenues in both 2012 and 2011.

Company response:

Implementing modifications to the risk parameters of the Bill Me Later (“BML”)1 loan receivables portfolio is a fundamental component of our strategy of managing the portfolio. Historically, we have made minor modifications to these risk parameters from time to time in the ordinary course of business that we do not believe have been material. Moreover, to the extent modifications have been made, their impact on the overall performance and credit quality of the BML portfolio has been disclosed, in accordance with ASU 310 Receivables, in the note captioned “Loans and Interest Receivable, Net” in the Notes to Consolidated Financial Statements in our Annual Reports on Form 10-K and the Notes to Condensed Consolidated Financial Statements in our Quarterly Reports on Form 10-Q. In addition, we believe that our loan loss methodology captures the impact of modifications to BML’s risk parameters, as well as other factors, such that the consolidated provision for transaction and loan losses for the respective periods is adequate and takes into consideration BML’s historical charge-off trends.

Moreover, a significant majority of the change in BML’s provision for loan losses in 2012 compared to 2011 was driven by growth in the overall size of the loan receivables portfolio, rather than by modifications to the risk parameters of the portfolio. Additionally, as discussed under “Provision for Transaction and Loan Losses” on page 66 in the 2012 Form 10-K, BML’s provision for loan losses is one of a number of different components contributing to our consolidated provision for transaction and loan losses and, in 2012, represented only approximately 20% of our total consolidated provision for transaction and loan losses.

In light of the foregoing, we respectfully submit that any further discussion of changes to BML’s risk parameters would not be meaningful to investors. However, as we have done historically, we will continue to monitor the changes in BML’s provision for loan losses and the resulting impact on our consolidated provision for transaction and loan losses and our overall performance so that appropriate disclosures can, if necessary, be included in future filings on Form 10-K and Form 10-Q.

Liquidity and Capital Resources, page 68

3.	You disclose that you issued $3 billion of senior notes during 2012 and that a portion of the proceeds were used to repay $550 million of commercial paper. Please expand your disclosure to include your other reasons for incurring the debt, your intended use of the

[1]

As disclosed in the 2012 Form 10-K, BML is neither a chartered financial institution nor a licensed lender; instead, BML relies on a bank or licensed lender to extend credit to consumers and we subsequently purchase the receivables related to those consumer loans from the lender.

material amount of remaining proceeds, and how the incurrence of the debt fits into your overall business plan. Please note that where debt has been incurred for general working capital purposes, the anticipated amount and timing of working capital needs should be discussed, to the extent material. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company response:

We issued $3 billion of senior notes in 2012 as part of our plan to opportunistically take advantage of the low interest rate environment and to bolster our cash resources to support the growth of our business. The proceeds from our issuance of these senior notes were not designated for any particular purpose but, instead, were added to other available funds and applied to finance a broad range of general corporate purposes. In that regard, our working capital and other cash needs are discussed in detail throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2012 Form 10-K. For example:

•	On page 63, we provide a detailed summary of the components of cost of net revenue.

•	On pages 64 through 68, we discuss in detail the components of sales and marketing expense, product development expense, general and administrative expense and other expenses.

•

On pages 68 and 69 and in the statement of cash flows on pages F-6 and F-7, we provide detailed information on cash used in operating, investing and financing activities, including the $550 million net repayment of commercial paper.

•	The table on page 71 provides a year by year summary of our commitments for debt, capital leases, operating leases and purchase obligations.

We respectfully submit that these and other disclosures in the 2012 Form 10-K provide readers with an ample discussion of both the nature and amount of our material working capital needs. Moreover, because the proceeds from the senior notes were added to other available funds to be deployed for a variety of purposes, we are not able to indicate with certainty the specific purposes for which those proceeds were or will be applied, beyond the repayment of commercial paper discussed in the 2012 Form 10-K. Likewise, because we expend funds for working capital purposes on an ongoing basis, we do not believe that a detailed discussion of the timing of particular working capital expenditures would provide meaningful information to investors. Accordingly, we respectfully submit that, in light of the foregoing, any further detail on the use of proceeds from the sale of the senior notes would not be material to an overall understanding of our cash needs or how we finance our business.

Off-Balance Sheet Arrangements, page 72

4.

We note your disclosure that due to modifications you made to the U.S. PayPal user agreement effective November 1, 2012, you began holding U.S. PayPal customer account balances as direct claims against PayPal, rather than as an agent or custodian on behalf of such PayPal customers. We also note that as a result you began recording all U.S. PayPal customer balances on your consolidated balance sheet. With respect to customer account balances, please tell us in detail what your rights and obligations were before and after the changes you made to the U.S. PayPal user agreement and why a change in how you accounted for these balances was necessary.

Company response:

We apply FASB Concepts Statement No. 6, “Elements of Financial Statements,” to determine whether or not customer account balances should be reflected as an asset (customer accounts) with an offsetting liability (amounts due to customers) in our consolidated balance sheet. Based on FASB Concepts Statement No. 6, an asset represents a probable future economic benefit obtained or controlled by a particular entity as the result of past transactions or events. In determining whether or not we have control of PayPal customer accounts, we evaluate the ability of creditors to access those accounts in the event of bankruptcy. As noted in ASC 860, “Transfers and Servicing,” an entity has relinquished control of an asset when the asset is isolated and “put presumptively beyond the reach of the entity and its creditors, even in bankruptcy, or other receivership.” The isolation of an asset is a legal determination in its application and depends on the regulatory and judicial environment in each applicable jurisdiction. We have applied the authoritative literature based on the terms of our PayPal user agreements and our assessment of how courts in the jurisdictions in which we operate would interpret the applicable form of user agreement under local laws.

Prior to the changes implemented in November 2012, the U.S. PayPal user agreement stated that PayPal acts as an agent/custodian for the PayPal user with respect to U.S. customer account balances and maintains those funds with one or more U.S. banks in PayPal’s name for the benefit of its users. PayPal explicitly did not act as trustee or fiduciary with respect to its customers’ funds. Under federal bankruptcy law, customer account balances were considered isolated from the claims of PayPal’s creditors due primarily to the agency relationship that had been established between the customers and PayPal. In addition, the Federal Deposit Insurance Corporation (“FDIC”) had confirmed the eligibility for U.S. PayPal customers to receive the maximum available FDIC pass-through insurance coverage on their account balances, as long as the banks’ records indicated the custodial nature of the relationship, and PayPal maintained the appropriate records of its customers’ balances. Based on the foregoing, we had determined that PayPal customer accounts did not constitute an asset because we did not have control over the customer account balances. Accordingly, we did not include U.S. customer account balances on our quarterly consolidated balance sheet prior to December 31, 2012.

We decided to change our U.S. PayPal user agreement effective November 1, 2012 to explicitly state that PayPal is not an agent of the PayPal user, and that U.S. customer balances would represent an unsecured claim of the customer against PayPal. See “Off-Balance Sheet Arrangements” on page 72 of the 2012 Form 10-K. As a result, PayPal’s U.S. customer balances were no longer eligible for FDIC pass-through insurance coverage effective November 1, 2012. Under federal bankruptcy law, these customer account balances are no longer considered isolated from the claims of PayPal’s creditors due primarily to the cessation of the agency relationship that had been established between the customer and PayPal under the prior user agreement. In light of the foregoing, we concluded that we should include those balances on our consolidated balance sheet at December 31, 2012.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

5.	We note your presentation of “Purchases of property and equipment, net.” Please explain how this line item meets the criteria for net presentation within the consolidated statements of cash flows. See FASB ASC 230-10-45-7 through 230-10-45-9.

Company response:

Cash used for the purchase of property and equipment has been presented on a gross basis in the statement of cash flows consistent with ASC 230-10-45-7. The correct description of the line item should be “Purchases of property and equipment” as the balances represent the gross cash amount used in purchases of property and equipment during the respective periods. As such, we removed the word “net” from the applicable line item in the condensed consolidated statement of cash flows in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, and will do the same in future filings on Form 10-Q and Form 10-K.

6.	We note your presentation of “Funds receivable and customer accounts” as well as “Funds payable and amounts due to customers” within the financing activities section of the consolidated statements of cash flows. As these amounts appear to correspond to the change in the balances of the line items with the same name on the face of the consolidated balance sheets on page F-2, please tell us if the amounts presented on the face of the consolidated statements of cash flows represent a net as opposed to a gross amount.

Additionally, it appears that these balances relate to customer PayPal account balances. Please tell us why you believe these amounts meet the criteria for presentation within the financing activities section of the consolidated statements of cash flows citing relevant U.S. GAAP.

Company response:

We confirm that “Funds receivable and customer accounts” and “Funds payable and amounts due to customers” represent a net cash flow for the applicable periods. We believe this is consistent with ASC 230-10-45-8, which indicates that:

“For certain other items, such as demand deposits of a bank and customer accounts payable of a broker-dealer, the entity is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing, and financing activities.”

Customer accounts consist primarily of PayPal user balances, which are available to customers on demand. As described in “Note 1 – The Company and Summary of Significant Accounting Policies” in the Notes to Consolidated Financial Statements in the 2012 Form 10-K, funds receivable and funds payable represent balances due to and from PayPal users during the period of time required to clear users’ transactions through external payment networks before cash is received or settled into users’ accounts, which usually takes one to five business days. Accordingly, we believe the nature of “Funds receivable and customer accounts” and “Funds payable and amounts due to customers” is consistent with the items described in ASC 230-10-45-8.

In regards to the presentation on the consolidated statements of cash flows, as mentioned above, customer accounts are available to customers on demand and are held and disbursed by PayPal on behalf of its customers. Customers can request a return of their balances or request PayPal to make or receive payments to or from others, including merchants and individuals on eBay’s commerce platforms. Therefore, PayPal customer accounts are effectively advances from customers which are repayable on demand. In this regard, they are comparable to customer deposits held at financial institutions. As a result, we have considered the advances and repayments more akin to financing activities under ASC 230-10-20.

When PayPal processes transactions on behalf of its customers (for example, as a result of one customer making a payment and another customer receiving the payment), the balance does not lose its substance as a customer account although it is reflected as funds receivable and funds payable as it moves through internal and/or external payment networks. Moreover, these customer funds are held separate from PayPal corporate funds. Additionally, various jurisdictions require PayPal to maintain highly liquid assets whose aggregate market value is not less than the aggregate amount of the funds due to customers, and PayPal holds and segregates the actual customer funds in order to comply with these requirements. Consequently, cash flows arising from “Funds receivable and customer accounts” and “Funds payable and amounts due to customers” are directly linked and interrelated.

Based on the foregoing, we believe that the presentation of the changes in “Funds receivable and customer accounts” in the consolidated statements of cash flows should be consistent with the changes in “Funds payable and amounts due to customers”; accordingly, both line items have been included within the financing activities section of the consolidated statements of cash flows.

Note 6. Investments, page F-20

7.	We note your disclosure on page F-21 of investments classified as available for sale (“AFS Investments”) by date of contractual maturity as of December 31, 2012. We also note that the amount of AFS Investments included in the disclosure that are to contractually mature in one year or less and the total AFS Investments that will ultimately mature on a contractual basis appears to agree to the total short-term AFS Investments, and the sum of short-term and long-term AFS Investments on page F-20, respectively. Please tell us your reasons for including the equity instruments within the table of AFS Investment contractual maturities.

Company response:

The equity instruments included in the table of AFS Investments contractual maturities represent marketable equity securities that do not have contractual maturities and should not have been included in this table. Accordingly, we will correct our disclosure and remove marketable equity securities from the table of AFS Investments contractual maturities in future filings on Form 10-K.

*        *        *

In the instances indicated above, we believe that revisions in response to the Staff’s comments will enhance our disclosure. However, we believe that the filing in question substantially complies with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

We are available to discuss any of our responses at your convenience. Accordingly, if there is anything we can do to facilitate your review; please do not hesitate to contact the undersigned at (408-967-4123). In addition, you are welcome to contact any of the following lawyers at Sidley Austin LLP: Eric Haueter (415-772-1231) or Gary Gerstman (312-853-2060).

Very truly yours,

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer